Camtek Ltd.

Ramat Gavriel Industrial Zone
P.O. Box 544
Migdal Ha’Emek 23150
Israel

Securities and Exchange Commission
June 22, 2022

June 22, 2022

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549
Attn: Terence O’Brien

Re:	Camtek Ltd. (the “Company”) Form 20-F filed March 15, 2022 File No. 000-30664

Dear Mr. O’Brien:

Set forth below are the Company’s responses to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated April 20, 2022 (the “Comment Letter”) relating to the Form 20‑F.

For your convenience, the Staff’s comments have been restated below in their entirety, with the response to each comment set forth immediately below the comment.

Form 20-F for Fiscal Year Ended December 31, 2021

General

1.
It appears a substantial majority of your revenue for the 2021 fiscal year was derived from China. Please review the Division of Corporation Finance's December 20, 2021 guidance “Sample Letter to China-Based Companies” available at: https://www.sec.gov/corpfin/sample-letter-china-based-companies and update your disclosure to discuss the legal and operational risks associated with being a China-based company, or explain why such comments are not applicable to the company.

Response:  The Company respectfully acknowledges the Staff’s comment and advises the Staff that, after reviewing the “Sample Letter to China-Based Companies,” the Company believes it is not a China-based company.  In this regard, the Company notes the following:

•
Camtek is incorporated in Israel, its headquarters and all corporate functions (such as finance, marketing, human resources, legal, information technology) are based in Israel, and most of its operations, research and development and production activities are in Israel. The Company’s ordinary shares are listed on both the NASDAQ and the Tel Aviv Stock Exchange (“TASE”).

Securities and Exchange Commission
June 22, 2022

•	75% of the Company’s directors and a majority of the management team are Israeli, and none of the directors or management team is Chinese or based in China.

•	The Company’s subsidiaries worldwide are engaged in global sales and support activities and its Chinese subsidiary provides sales and support for its local customers.

In contrast, the “Sample Letter to China-Based Companies” addresses “China-based companies”: companies that are based in, or that have the majority of their operations in, the People’s Republic of China, as well as companies that use variable interest entity (VIE) structures to provide investors with exposure to foreign investment in China-based companies where Chinese law prohibits direct foreign investment in the operating companies, and companies that would be subject to restrictions under the Holding Foreign Companies Accountable Act due to limits on the PCAOB’s ability to inspect or investigate their auditors due to Chinese law.  The Company does not have these characteristics and accordingly believes that it is not a China-based company and that the types of disclosures described in the Sample Letter do not apply to the Company.

Financial Statements
Note 16 - Entity-Wide Information, page F-35

2.
Please provide the enterprise-wide information required by ASC 280-10-50-38 through 50-41. Specifically address how you have concluded that you are not required to report disaggregated product information. In this regard, we note your disclosure on page 22 that you offer a broad range of systems. Please also disclose the name of the country and the amount of revenue from that foreign country if any revenue derived from that particular foreign country is material. Address the need to separately present China and any other country within Asia Pacific deemed material.

Response: The semiconductor manufacturing industry produces integrated circuits on silicon wafers; each wafer contains numerous integrated dies containing electronic circuits which are functional devices. Inspection and Metrology are implemented at various stages along the manufacturing process to detect defected dies and prevent them from being inserted into a package or product.

As disclosed in the Form 20-F, Camtek provides a broad range of systems for automated optical Inspection and Metrology of semiconductor wafers in order to meet the various specifications of the different semiconductor manufacturers, and serves various manufacturing stages starting from the front-end macro inspection and Outgoing Quality Control (OQC), through Inspection and Metrology of bumps in the mid-end and the inspection of post-diced wafers in the back end (Assembly). Camtek’s Inspection and Metrology Systems for the semiconductor industry include: Eagle-i, Eagle-AP and Golden Eagle.

Although the Company believes its products satisfy a broad range of customer needs, it also believes that its products are similar in each of the areas addressed by the aggregation criteria in ASC 280-10-50-11.

Securities and Exchange Commission
June 22, 2022

•
The Company’s systems are all based on the same platform and are not considered separate product lines. All of Camtek’s systems are automated systems that optically inspect and measure various types of wafers to find defects arising during the manufacturing process.

•
Similar economic characteristics of our systems. All of Camtek’s systems have similar gross margin and profitability. For example, in 2021, the range of quarterly gross margin on a GAAP basis was just 50.5% to 51.9%, despite changes in the product mix sold in each quarter.

•	Aggregating the revenues of the various systems is consistent with the objective and basic principle of ASC 280, as the sales of the systems constitutes just one type of business activity.
•	Similar manufacturing activities. The subcontractors and production teams are the same for all the systems, with a single management structure in place. Similarly, the same vendors supply the parts.
•	The nature of services provided by the Company to its customers is similar for all systems sold: automated optical Inspection and Metrology of semiconductor wafers.
•
Similar type or class of customers. For all of the Company’s systems, its customers are semiconductor manufacturers, many of whom have multiple facilities which are located throughout Asia, Europe and North America. The customers use the Company’s systems for quality control within their semiconductor wafer production processes.

•
Distribution channels. The Company has established a global distribution and support network throughout the territories in which it sells, installs and supports its systems. The Company primarily utilizes its own employees to provide these customer support services.  The same employees are used regardless of the systems sold and the distribution process is the same for all systems.

Based on the above factors, the Company’s management considers its revenues to be from just one group of products and related services within the meaning of ASC 280-10-50-11.

Regarding the breakdown of revenues attributable to geographic regions/countries: the Company has included all Far East countries as ‘Asia Pacific’. On page 6 of the Form 20-F, the Company included a disclosure that China accounts for the majority of this region. The Company acknowledges the Staff’s comment as to presenting China separately in the financial statements due to its significance and will provide such disclosure in future filings under the geographical revenue breakdown.

Sincerely, /s/ Moshe Eisenberg Name: Moshe Eisenberg Title: Chief Financial Officer

Securities and Exchange Commission
June 22, 2022

We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact our outside counsel, at the contacts below with any questions or further comments you may have regarding this filing or if you wish to discuss the above responses.

Cc:	Jeanne Baker, United States Securities and Exchange Commission

Lior Aviram, Shibolet & Co.
L.Aviram@shibolet.com

Todd E. Lenson, Kramer Levin Naftalis & Frankel LLP
TLenson@kramerlevin.com

Daniel F. Zimmerman, Kramer Levin Naftalis & Frankel LLP
DZimmerman@kramerlevin.com